SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
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Report of Foreign Private Issuer

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Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

Commission File No. 000-51604

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ACTIONS SEMICONDUCTOR CO., LTD.
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No. 1, Ke Ji Si Road

Technology Innovation Coast of Hi-Tech Zone, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________.
Actions Semiconductor Co., Ltd. (the “Registrant”) is furnishing under cover of Form 6-K:

Press announcement dated February 3, 2015 relating to the Registrant’s financial results for the three months ended December 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD.
By: /S/ Nigel Liu Name: Nigel Liu Title: Chief Financial Officer

Dated: February 4, 2015

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Press announcement dated February 3, 2015 relating to the Registrant’s financial results for the three months ended December 31, 2014.